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                  U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                                                SEC FILE NUMBER  33-31068

                                                CUSIP NUMBER  747723-10-4

(Check One):
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[X] Form 10-K and Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For Period Ended:  June 30, 1997
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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      If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:    (Not applicable)

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PART I -- REGISTRANT INFORMATION
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                          THE QUARTZ GROUP, INC.
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Full Name of Registrant


                     Brown Disc Products Company, Inc.
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Former Name if Applicable


                           3029 S. Harbor Blvd.
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Address of Principal Executive Office (Street and Number)


                       Santa Ana, California  92704
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City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

      |  (a)      The reasons described in reasonable detail in Part
      |           III of this form could not be eliminated without
      |           unreasonable effort or expense;
      |
      |  (b)      The subject annual report, semi-annual report,
      |           transition report on Form 10-K, Form 20-F, 11-K,
[ ]   |           Form N-SAR, or portion thereof, will be filed on
      |           or before the fifteenth calendar day following the
      |           prescribed due date; or the subject quarterly
      |           report of transition report on Form 10-Q, or
      |           portion thereof will be filed on or before the
      |           fifth calendar day following the prescribed due
      |           date; and
      |
      |  (c)      The accountant's statement or other exhibit
      |           required by Rule 12b-25(c) has been attached if
                  applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

Reference is made to EXHIBIT 1 attached hereto which is incorporated herein by reference.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      David J. Lopes                (714)             429-5984
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      (Name)                        (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                             [X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
                                                             [ ] Yes    [X] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reference is made to EXHIBIT 2 attached hereto which is incorporated herein by reference.

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                     BROWN DISC PRODUCTS COMPANY, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  September 26, 1997           By:  David J. Lopes
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                                         David J. Lopes, President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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                                   EXHIBIT 1

                     STATEMENT IN RESPONSE TO PART III

      The Quartz Group, Inc. ("Registrant"), formerly named Brown Disc Products Company, Inc., will not be able to complete its Form 10-KSB, including audited financial statements for the fiscal year ended June 30, 1997, before October 31, 1997. Delays are anticipated due to a delay in the completion of its audited financial statements and the dedication of time by new management to reorganizing the Registrant's business and seeking additional capital following a relocation of the Registrant's facilities from Colorado to California and the sale of certain portions of its software media disc duplication business (the sale of assets was reported in the Registrant's Current Report on Form 8-K dated as of June 2, 1997).


                                   EXHIBIT 2

                     STATEMENT IN RESPONSE TO PART IV-(3)

      Registrant's results of operations for the fiscal year ended June 30, 1996 resulted in a net loss of $1,121,488 before extraordinary item, or $(0.35) per common share, and a net loss attributable to common shares after extraordinary item of $857,494, or $(0.27) per share.

      For the nine months ended March 31, 1997, the Registrant reported a net loss of $604,504, or $(0.11) per common share. Results of operations for the three months ended March 31, 1997 were a net loss of $205,054, or $(.04) per share. Reference is made to the Registrant's Report on Form 10-QSB for the Quarterly Period ended March 31, 1997.

      Management believes that the recent disposition of its software media disc duplication and distribution business and relocation of its facilities to smaller offices have reduced the Registrant's monthly operating expenses for selling, general and administrative expenses. Headquartered in Santa Ana, California since June 1997, the Registrant is focusing its available resources and personnel on the development and sale of quartz glass products for use in the manufacture of integrated circuits by the semiconductor industry. Initial sales have been obtained, with manufacturing temporarily being contracted to third parties. Management is also seeking the acquisition of assets or other businesses in the industry of fabricating and supplying quartz glass products.

      Notwithstanding reductions in monthly overhead, the Registrant incurred charges for the relocation of its facilities and disposition of its software media disc duplication and distribution business that will be reviewed in the course of the audit of its fiscal year-end financial statements. Subject to possible adjustment in the course of its year-end audit, the Registrant incurred continuing losses from operations during the fiscal year ended June 30, 1997 in an amount estimated at approximately $954,000; investors are cautioned, however, that management of the Company does not believe a completely accurate statement of its results for the fiscal year ended June 30, 1997 can be made until the Registrant's independent certified public accountants have completed their review of the Registrant's financial statements and related transactions for the fiscal year then ended.

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